UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BWI Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

05605A 20 4
(CUSIP Number)

Jim Can
P.O. Box 63, Site 11, R.R. #1
DeWinton, Alberta, Canada
T0L 0X0
(403) 919-4163
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05605A 20 4

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Jim Can

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	_____________

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	70,091,650 shares of common stock

	8.	Shared Voting Power	2,719,156 shares of common stock(1)

	9.	Sole Dispositive Power	70,091,650 shares of common stock

	10.	Shares Dispositive Power	2,719,156 shares of common stock(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	72,810,806 shares of common stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	48.7%(2)

14.	Type of Reporting Person (See Instructions)	IN

(1)	Can Holdings Ltd. Holds of record 2,719,156 shares of common stock. Can Holdings Ltd. Is owned and controlled by Jacqueline Can, wife of Jim Can.

(2)	Based on 149,498,063 of the Issuer’s common stock issued and outstanding as of February 1, 2011.

Item 1.   Security and Issuer

The class of equity securities to which this statement relates is shares of common stock, par value $0.0001 per shares (the “Shares”), of BWI Holdings, Inc., a corporation organized under the laws of the State of Nevada (the “Issuer”).  The  principal executive offices of the Issuer are located at 380 Lexington Ave, 17th floor, New York NY 10168

Item 2.   Identity and Background

(a) Name:

This statement is filed by Jim Can (the “Reporting Person”). By the duly authorized representative signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

(b)  Residence or Business Address:

The residence address of the Reporting Person is – Box 63, Site 11, R.R. #1, DeWinton, Alberta Canada T0L 0X0.

(c)  Present Principal Occupation and Employment:

The principal occupation of the Reporting Person is a businessman engaging in investment opportunities.

(d)  Criminal Proceedings:

During the last five (5) years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings:

 During the last five (5) years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:

The Reporting Person is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration

In accordance with the terms and provisions of a conversion of debt in the amount of $700,000, the Reporting Person acquired an aggregate of 70,000,000 shares of the Issuer’s common stock on February 1, 2011 from the Issuer pursuant to a private transaction. During certain fiscal years, the Reporting Person, as the then President/Chief Executive Officer of the Issuer, loaned the Issuer sums of money in the aggregate amount of $790,714.00 for funding and working capital purposes (the “Debt”). The Debt is evidenced on the Issuer’s financial statements for period ended September 30, 2010 as reviewed by its independent public accountant, DNTW Chartered Accountants LLP and filed with the quarterly report on Form 10-Q with the Securities and Exchange Commission. On approximately July 15, 2010, the Issuer agreed with the Reporting Person to convert the Debt or any portion thereof as director by the Reporting Person into shares of restricted common stock of the Issuer at the rate of $0.01 per share.    The Issuer issued 70,000,000 shares of its restricted common stock to the Reporting Person on February 1, 2011. The source of funds used by the Reporting Person to acquire the 70,000,000 shares of common stock was settlement of Debt.

Item 4.   Purpose of Transaction

The Reporting Person acquired the Issuer’s shares as described in Item 3 for investment purposes and settlement of Debt.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)
As of February 1, 2011, the Reporting Person was the beneficial owner of 72,810,806 shares, of which 2,719,156 shares are held of record by Can Holdings Ltd., which is controlled by Jacqueline Can, the wife of the Reporting Person (or approximately 48.7%) of the Issuer’s common stock.

(b)
As of February 1, 2011, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 70,916,500 (or approximately 47.4%) of the Issuer’s issued and outstanding common stock.

(c)
As of February 1, 2011, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)
As of February 1, 2011,  to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, Or Relationships With Respect To Securities of the Issuer

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.       Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2011
Date

/s/ Jim Can
Signature

Jim Can
Name/Title